SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 20)1

HALLMARK FINANCIAL SERVICES, INC.
(Name of issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.18 PER SHARE
(Title of class of securities)

40624Q104
(CUSIP number)

John Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, address and telephone number of person
authorized to receive notices and communications)

December 31, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   /  /

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

594907-3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,666,685
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,666,685
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.03%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,795,118
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,795,118
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,795,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,795,118
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,795,118
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,795,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,817,319
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,817,319
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,817,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE FOCUS FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DETROIT STOKER COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 856,533
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 856,533
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 856,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DSC SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 856,533
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 856,533
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 856,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,558
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,558
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The following constitutes Amendment No. 20 (“Amendment No. 20”) to the Schedule 13D filed by the undersigned. This Amendment No. 20 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 2.                                Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Special Opportunity Fund I, L.P., a Delaware limited partnership (“NSOF I”), Newcastle Special Opportunity Fund II, L.P., a Delaware limited partnership (“NSOF II”), Newcastle Focus Fund II, L.P., a Texas limited partnership (“NFF”), Mark E. Schwarz (“Schwarz”), John P.  Murray (“Murray”), Clinton J. Coleman (“Coleman”), DSC Services Inc., a Delaware corporation (“DSC”) and Detroit Stoker Company, LLC, a Michigan limited liability company (successor to Detroit Stoker Company) (“Detroit Stoker”) (NP, NCG, NCM, NSOFI, NSOFII, NFF, Schwarz, Murray, Coleman, DSC and Detroit collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NSOF I, NSOF II and NFF, NCG, as the general partner of NCM, and Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP, NSOF I, NSOF II and NFF.   In addition, because DSC is the parent company of Detroit Stoker and because Schwarz and NCG together hold 100% of outstanding shares of the DSC, DSC and Schwarz may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all the shares of Common Stock held by Detroit Stoker. The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of DSC as of the date hereof.

Schwarz is the managing member of NCG and the CEO of NCM. Murray is Vice President and CFO of NCM, and Coleman is a Vice President and an investment professional of NCM. The principal business of NCG is acting as the general partner of NCM.  The principal business of NCM is acting as the general partner of NP. The principal business of NP, NSOF I, NSOF II and NFF is investing in securities. The principal business of DSC is the holding company of Detroit Stoker.  Detroit Stoker is a leading supplier of combustion equipment and combustion systems for industrial, municipal and power generation systems around the world.  The principal business address for each of Schwarz, Murray, Coleman, NCG, NCM, NP, NSOF I, NSOF II, NFF and DSC is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.  The principal business address of Detroit Stoker is 1510 East First Street Monroe, MI 48161.

Item 2(d)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)     Schwarz, Murray and Coleman are citizens of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

As of the filing date of this Amendment No. 20, NP had invested $20,085,176 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.  $974,174 of such amount represents a pro rata portion (based on shares distributed to NP by NSOF II as of December 31, 2011) of NP’s initial cash investment in NSOF II.

As of the filing date of this Amendment No. 20, NSOF I had invested $3,816,991 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  NSOF I’s initial investment of $12,550,000 was made in a promissory note that was convertible into shares of Common Stock of the Issuer. The source of these funds was the working capital of NSOF I.  The promissory note was fully converted into shares of Common Stock as of May 25, 2006, which such conversion did not require the payment of any additional consideration, and NSFO I distributed 1,143,965 of such shares (69.6% of the total) to its limited partners as of December 31, 2011.

As of the filing date of this Amendment No. 19, NSOF II had invested $3,816,993 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  NSOF II’s initial investment of 12,450,000 was made in a promissory note that was convertible into shares of Common Stock of the Issuer. The source of these funds was the working capital of NSOF II.  The promissory note was fully converted into shares of Common Stock as of May 25, 2006, which such conversion did not require the payment of any additional consideration, and NSFO II distributed 1,130,865 of such shares (69.3% of the total) to its limited partners as of December 31, 2011.
.
As of the filing date of this Amendment No. 20, NCM had invested $695,862 in shares of Common Stock of the Issuer.  Such amount represents a pro rata portion (based on shares distributed to NCM by NSOF I as of December 31, 2011) of NCM’s cash investment in NSOF I. The source of these funds was the working capital of NCM.  NCG does not directly own any shares of Common Stock.

As of the filing date of this Amendment No. 20, Schwarz had invested $628,919 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the personal funds of Mr. Schwarz.

As of the filing date of this Amendment No. 20, NFF had invested $210,632 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NFF.

As of the filing date of this Amendment No. 20, Detroit Stoker had invested $6,638,356 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of Detroit Stoker.  DSC does not directly own any shares of Common Stock.

As of the filing date of this Amendment No. 20, Murray had invested $34,796 in shares of Common Stock of the Issuer.  Such amount represents a pro rata portion (based on shares distributed to Murray by NSOF I as of December 31, 2011) of Murray’s cash investment in NSOF I. The source of these funds was Mr. Murray’s personal funds.

As of the filing date of this Amendment No. 20, Coleman had invested $31,200 in shares of Common Stock of the Issuer.  Such amount represents a pro rata portion (based on shares distributed to Coleman by NSOF II as of December 31, 2011) of Coleman’s cash investment in NSOF II.  The source of these funds was Mr. Coleman’s personal funds.

Item 4.                                Purpose of Transaction

Items 4 is hereby amended to add the following:

On December 31, 2011, NSOF I and NSOF II effected distributions of a total of 2,274,830 shares of Common Stock to their respective limited partners in connection with the termination of such partnerships pursuant to their terms.

Item 5.                                Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 19,263,457 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 7, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

As of the filing date of this Amendment No. 20, NP beneficially owned 3,666,685 shares of Common Stock, representing approximately 19.03% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 20, NSOF I beneficially owned 500,000 shares of Common Stock, representing approximately 2.6% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 20, NSOF II beneficially owned 500,000 shares of Common Stock, representing approximately 2.6% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 20, NFF beneficially owned 37,280 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 20, NCM directly owned 91,153 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.  In addition, NCM, as the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 3,666,685 shares, 500,000 shares, 500,000 shares and 37,280 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively. In total, NCM may be deemed to beneficially own shares representing approximately 24.9% of the issued and outstanding Common Stock of the Issuer.

NCG, as the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 91,153 shares, 3,666,685 shares, 500,000 shares, 500,000 shares and 37,280 shares of Common Stock beneficially owned by NCM, NP, NSOF I, NSOF II and NFF, respectively. In total, NCG may be deemed to beneficially own shares representing approximately 24.9% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 20, Mark Schwarz directly owned 93,526 shares of Common Stock and options to purchase 72,142 shares of Common Stock that are exercisable within 60 days of the filing date.  As the managing member of NCG, the general partner of NCM, which in turn is the general partner of each of NP and NFF, Mr. Schwarz may also be deemed to beneficially own the 91,153 shares, 3,666,685 shares, 500,000 shares, 500,000 shares and 37,280 shares of Common Stock beneficially owned by NCM, NP, NSOF I, NSOF II and NFF, respectively. In addition, since Mr. Schwarz and NCG together hold 100% of outstanding shares of the DSC, which in turn is the parent company of Detroit Stoker, Mr. Schwarz may also be deemed to own the 856,533 shares beneficially owned by Detroit Stoker. In total, Mr. Schwarz may be deemed to beneficially own shares representing 30.2% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 20, Detroit Stoker beneficially owned 856,533 shares of Common Stock, representing 4.5% of the issued and outstanding Common Stock of the Issuer.  As the parent company of Detroit Stoker, DSC may be deemed to own the 856,533 shares of Common Stock beneficially owned by Detroit Stoker.

As of the filing date of this Amendment No. 20, John Murray beneficially owned 4,558 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

 As of the filing date of this Amendment No. 20, Clinton Coleman beneficially owned 4,087 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

By virtue of his position with NP, NSOF I, NSOF II, NCM, NCG, NFF, DSC and Detroit Stoker, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement for such entities.

           Item 5(c) is hereby amended to add the following:

During the past sixty days, the following transactions in the Common Stock by the Reporting Persons were effected: (1) on December 31, 2011, NSOF I effected a distribution of 1,143,965 shares of Common Stock to its limited partners in connection with the termination of such partnership pursuant to its terms and (2) on December 31, 2011, NSOF II effected a distribution of 1,130,865 shares of Common Stock to its limited partners in connection with the termination of such partnership pursuant to its terms.  The transactions described in clauses (1) and (2) as of December 31, 2011 included distributions of shares of Common Stock to the following Reporting Persons in their capacities as limited partners of the indicated partnerships: (a) 127,610 shares to NP (NSOF II), (b) 91,153 shares to NCM (NSOF I), (c) 4,558 shares to Murray (NSOF I) and (d) 4,087 shares to Coleman (NSOF II).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2012	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

/s/ Mark Schwarz
MARK SCHWARZ

NEWCASTLE FOCUS FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

DSC SERVICES INC.

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Officer

DETROIT STOKER COMPANY

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Officer

/s/ John Murray
JOHN MURRAY

/s/ Clinton Coleman
CLINTON COLEMAN

Schedule A

Directors and Executive Officers of DSC Services Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director, President & Chief Executive Officer	Principal, Newcastle Capital Management, L.P., a private investment management firm and Insurance Company Executive (Executive Chairman, Hallmark Financial Services, Inc.)	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
John Murray Vice President & Treasurer	Vice President and Chief Financial Officer, Newcastle Capital Management, L.P.	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201